As filed with the Securities and Exchange Commission on July 11, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRATEX NETWORKS, INC.

(Name of Subject Company (Issuer))

STRATEX NETWORKS, INC.

(Name of Filing Persons (Offeror))

Certain Options Under the Digital Microwave Corporation 1994 Stock Incentive Plan,
the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan,
the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan,
the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan
and the Stratex Networks, Inc. 2002 Stock Incentive Plan
(Title of Classes of Securities)

86279T 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Carl A. Thomsen
Senior Vice President, Chief Financial Officer
and Secretary
Stratex Networks, Inc.
120 Rose Orchard Way
San Jose, California 95134
(408) 943-0777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stratex Networks, Inc. 120 Rose Orchard Way San Jose, California 95134 (408) 943-0777	MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600 Attn: Justian Bastian

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$5,235,499	$424.00**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,575,236 shares of common stock of Stratex Networks, Inc. having an aggregate value of $5,235,499 as of June 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

**Previously paid.

     [  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Introductory Statement
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (A)(2)
EXHIBIT (A)(5)

Introductory Statement

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Stratex Networks, Inc. (the “Company”) with the Securities and Exchange Commission on June 23, 2003, as amended on July 3, 2003, relating to an offer by the Company to exchange certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 23, 2003, as amended and supplemented. Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 10. Financial Statements.

The following is hereby added to Section 9 (“Information About Stratex Networks, Inc.”) of Exhibit (a)(1), Offer to Exchange:

We had a book value per share of $1.36 at March 31, 2003.

Item 12. Exhibits.

The last sentence of Exhibit (a)(2) Form of Letter of Transmittal which reads: “I acknowledge that I have read all of the terms and conditions of the Offer,” is hereby deleted in its entirety.

The last sentence on page 3 to Exhibit (a)(5) Form of Letter of Withdrawal which reads: “I acknowledge that I have read all of the terms and conditions of the Offer,” is hereby deleted in its entirety.

(a)	(1)	*	Offer to Exchange, dated June 23, 2003, as amended July 2, 2003.

	(2)		Form of Letter of Transmittal

	(3)	*	Form of Announcement Regarding Fiscal Year 2004 Compensation Program

	(4)	*	Form of Email to Eligible Option Holders

	(5)		Form of Letter of Withdrawal

	(6)	*	Form of Confirmation of Receipt of Letter of Transmittal

	(7)	*	Form of Reminder of Approaching Expiration of Option Period

	(8)	*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(9)*	Question and Answer Document for Employees of Stratex Networks, Inc.

(10)*	Stratex Networks, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders held July 15, 2003, filed with the Securities and Exchange Commission on June 10, 2003 and incorporated herein by reference

(11)*	Stratex Networks, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2003, filed with the Securities and Exchange Commission on May 19, 2003 and incorporated herein by reference (Commission File No. 0-15895)

(b)	Not applicable.

(d)	(1	)*	Digital Microwave Corporation 1994 Stock Incentive Plan

	(2	)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1994 Stock Incentive Plan

	(3	)*	Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

	(4	)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

	(5	)*	Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

	(6	)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

	(7	)*	DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

	(8	)*	Form of Option Agreement Pursuant to the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

	(9	)*	Stratex Networks, Inc. 2002 Stock Incentive Plan

	(10	)*	Form of Option Agreement Pursuant to the Stratex Networks, Inc. 2002 Stock Incentive Plan

	(11	)*	New Zealand Tax Implications for Stock Option Grants

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

STRATEX NETWORKS, INC.

By:	/s/ Carl A. Thomsen

Senior Vice President, Chief Financial Officer and Secretary

Date: July 11, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)*	Offer to Exchange, dated June 23, 2003, as amended July 3, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)*	Form of Announcement Regarding Fiscal Year 2004 Compensation Program

(a)(4)*	Form of Email to Eligible Option Holders

(a)(5)	Form of Letter of Withdrawal

(a)(6)*	Form of Confirmation of Receipt of Letter of Transmittal

(a)(7)*	Form of Reminder of Approaching Expiration of Option Period

(a)(8)*	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(a)(9)*	Question and Answer Document for Employees of Stratex Networks, Inc.

(a)(10)*	Stratex Networks, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders to be held July 15, 2003, filed with the Securities and Exchange Commission on June 10, 2003 and incorporated herein by reference

(a)(11)*	Stratex Networks, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2003, filed with the Securities and Exchange Commission on May 19, 2003 and incorporated herein by reference (Commission File No. 0-15895)

(d)(1)*	Digital Microwave Corporation 1994 Stock Incentive Plan

(d)(2)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1994 Stock Incentive Plan

(d)(3)*	Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

(d)(4)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1996 Non-Officer Employee Stock Option Plan

(d)(5)*	Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

(d)(6)*	Form of Option Agreement Pursuant to the Digital Microwave Corporation 1998 Non-Officer Employee Stock Option Plan

(d)(7)*	DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

(d)(8)*	Form of Option Agreement Pursuant to the DMC Stratex Networks, Inc. 1999 Stock Incentive Plan

(d)(9)*	Stratex Networks, Inc. 2002 Stock Incentive Plan

(d)(10)*	Form of Option Agreement Pursuant to the Stratex Networks, Inc. 2002 Stock Incentive Plan

(d)(11)*	New Zealand Tax Implications for Stock Option Grants

* Previously filed.